November 15, 2018

Sean Edgett
General Counsel
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

       Re: Twitter, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed July 30, 2018
           File No. 001-36164

Dear Mr. Edgett:

        We have reviewed your October 15, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 24, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue
Recognition, page 12

1. We note your response to our prior comment 1. Please address the following additional items with regards to your data license arrangements:

          Provide us with a more specific and comprehensive discussion of the data license types that may be contained in your arrangements;
 Sean Edgett
Twitter, Inc.
November 15, 2018
Page 2


          Tell us if and when customers are provided access to your historical data as well as updated data and how you have considered this in determining your performance obligations;

          Tell us why you believe your data can represent both a functional and symbolic license of IP; and

          Describe the types of customers that enter into such arrangements and how they use your data.
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



                                                            Sincerely,

FirstName LastNameSean Edgett                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameTwitter, Inc.
                                                            and Services
November 15, 2018 Page 2
cc:       Lisa Stimmell
FirstName LastName